Exhibit 99.1

For Investors:
Keith Helming
Chief Financial Officer
+31 20 655 9670
khelming@aercap.com

Peter Wortel
Investor Relations
+31 20 655 9658
pwortel@aercap.com

For Media:
Frauke Oberdieck
PRESS RELEASE	Corporate Communications
+31 20 655 9616
foberdieck@aercap.com

AerCap Holdings N.V. Reports Fourth Quarter and Full Year 2010 Financial Results

Margin earned on lease assets (net spread), was $666 million for full year 2010, an increase of 43% over the prior year.

Amsterdam, Netherlands; February 24, 2011 - AerCap Holdings N.V. (the “Company” or “AerCap”) (NYSE: AER) today announced the results of its operations for the fourth quarter and full year ended December 31, 2010.

Fourth Quarter 2010 Highlights

•                  Fourth quarter 2010 basic and diluted earnings per share was $0.53, compared to earnings per share of $0.51 for the same period in 2009. Fourth quarter 2010 basic and diluted earnings per share excluding the impact of the mark-to-market of interest rate caps and share-based compensation was $0.41, compared to $0.47 in fourth quarter 2009 on the same basis.

•                  Fourth quarter 2010 net income was $72.4 million, compared to net income of $43.2 million for the same period in 2009. Fourth quarter 2010 net income excluding the impact of the mark-to-market of interest rate caps and share-based compensation was $56.3 million, compared to net income of $40.3 million in fourth quarter 2009 on the same basis.

•                  Margin earned on lease assets (net spread) was $187.2 million in fourth quarter 2010 compared to $126.4 million in fourth quarter 2009, an increase of 48%.

•                  Basic lease rents for the fourth quarter of 2010 were $245.2 million, compared to $156.6 million for the same period in 2009, an increase of 57%. Total lease revenue (basic rents, maintenance rents and end-of-lease compensation) for the fourth quarter of 2010 was $270.8 million, compared to $165.7 million for the same period in 2009, an increase of 63%.

•                  Sales revenue for the fourth quarter 2010 was $121.3 million, compared to $115.9 million for the same period in 2009, and was generated from the sale of three aircraft, three engines and parts inventory.

•                  Total revenue for the fourth quarter of 2010 was $397.7 million, compared to $287.6 million for the same period in 2009. The increase was mainly due to the increase in lease revenue which was primarily driven by the all-share acquisition of Genesis Lease Limited (the “Genesis Transaction”) which occurred in March 2010 and the deliveries of forward order aircraft.

•                  Total assets were $9.6 billion at December 31, 2010, an increase of 42% over total assets of $6.8 billion at December 31, 2009. The Genesis Transaction accounted for $1.5 billion of the increase in total assets. The remaining $1.3 billion increase was driven primarily by deliveries of forward order aircraft.

Full Year 2010 Key Financial Highlights

•                  Full year 2010 net income was $207.6 million, compared to $165.2 million for the full year 2009. Full year 2010 net income excluding the impact of the mark-to-market of interest rate caps and share-based compensation was $223.9 million, an increase of 49% compared to $150.2 million for the full year 2009. This increase was mainly caused by the Genesis Transaction and the deliveries of forward order aircraft.

•                  Full year 2010 basic and diluted earnings per share was $1.81, compared to $1.94 for the full year 2009. Full year 2010 basic and diluted earnings per share excluding the impact of the mark-to-market of interest rate caps and share-based compensation was $1.95, compared to $1.77 for the full year 2009.

•                  Margin earned on lease assets (net spread) was $665.8 million for the full year 2010, up 43% compared to the full year 2009.

•                  Basic lease rents for the full year 2010 were $878.4 million, up 51% compared to the full year 2009.

•                  Sales revenue for the full year 2010 was $850.0 million, up 162% compared to the full year 2009 and was generated from the sale of 16 aircraft, 16 engines and parts inventory.

•                  Total revenue for the full year 2010 was $1.8 billion, up 83% compared to the full year 2009 resulting primarily from sales revenue and an increase in basic lease rents driven by the additional aircraft acquired in the Genesis Transaction and the deliveries of forward order aircraft.

•                  Aviation assets purchased and delivered in 2010 were $2.6 billion.

Klaus Heinemann, CEO of AerCap, commented: “AerCap’s full year 2010 key financial highlights establish a new benchmark for the three P’s that define a successful aircraft lessor. First, the Platform: AerCap’s Operating Platform, managing global airline, manufacturer and investor relationships, is now among the three leading franchises and the largest independent franchise measured by aircraft asset value. Second, the Portfolio: AerCap’s Aircraft Asset Portfolio consists primarily of the youngest, most fuel-efficient aircraft currently in production. The success of this Portfolio is best highlighted by its 2010 net spread of $666 million. Third, the Profitability: AerCap’s 2010 Profit of $224 million after adjustments sets a new record in AerCap’s history. Our earnings per share of $1.95 after adjustments highlights our ability to effectively integrate transactions such as the Genesis amalgamation and the Waha transaction without dilutive effects for existing shareholders, even in the year of completion.”

AerCap’s CFO, Keith Helming, added: “2010 represents an outstanding year for AerCap marked by several noteworthy financial achievements. The Company had a 83% rise in total revenue compared to 2009 driven by strong sales. Our net spread and net income rose by 43% and 26%, respectively, for the full year 2010, both representing historic highs for the Company. Our lease assets grew 54% during 2010, driven by the Genesis Transaction and forward order aircraft deliveries. In addition, our growth commitments continue to be well supported by our financing partners, as we entered into debt facility agreements totaling $1.6 billion in 2010. Finally, we ended fiscal year 2010 with $627 million of cash, which when combined with the financing commitments positions AerCap to benefit further from the recovery of the global aviation sector.”

Summary of Financial Results

AerCap recorded fourth quarter 2010 net income of $72.4 million or $0.53 earnings per basic and diluted share. Fourth quarter 2010 net income included net income relating to mark-to-market of interest rate caps and share-based compensation of $16.1 million or $0.12 per basic and diluted share, net of tax. The after-tax gain relating to the mark-to-market of our interest rate caps was $17.5 million and the after-tax charge from share-based compensation was $1.4 million.

Detailed Financial Data

($ in Millions)

Operating results

	Three months ended December 31,			Twelve months ended December 31,
			% increase/			% increase/
	2010	2009	(decrease)	2010	2009	(decrease)

Revenues	$397.7	$287.6	38%	$1,834.5	$1,003.3	83%
Net income	72.4	43.2	68%	207.6	165.2	26%
Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation	56.3	40.3	40%	223.9	150.2	49%

Total revenue in the fourth quarter of 2010 increased 38% compared to the fourth quarter of 2009. This increase resulted primarily from an increase in basic lease rents driven by the additional aircraft acquired in the Genesis Transaction and the deliveries of forward order aircraft. For similar reasons, net income excluding the impact of mark-to-market of interest rate caps and share-based compensation increased by 40%.

Revenue breakdown

	Three months ended December 31,			Twelve months ended December 31,
			% increase/			% increase/
	2010	2009	(decrease)	2010	2009	(decrease)

Lease revenue:
Basic lease rents	$245.2	$156.6	57%	$878.4	$581.9	51%
Maintenance rents	25.6	9.1	181%	82.4	59.0	40%
End-of-lease compensation and other receipts	—	—	0%	—	9.7	(100)%
Lease revenue	$270.8	$165.7	63%	$960.8	$650.6	48%
Sales revenue	121.3	115.9	5%	850.0	324.8	162%
Management fees and interest income	4.4	5.2	(15)%	16.2	22.2	(27)%
Other revenue	1.2	0.8	50%	7.5	5.7	32%
Total revenue	$397.7	$287.6	38%	$1,834.5	$1,003.3	83%

Basic lease rents were $245.2 million for the fourth quarter of 2010, an increase of 57% compared to the fourth quarter of 2009, as a result of our growing asset base. Our average lease assets increased by 61% to $8.1 billion compared to the fourth quarter of 2009. As shown in the table below, interest expense excluding the impact of the mark-to-market of interest rate caps was $58.0 million in the fourth quarter of 2010, an increase of $27.8 million over the same period in 2009. The increase was primarily driven by the Genesis Transaction ($9.6 million) and the increase in our lease portfolio from the delivery of forward order aircraft. As a result, net spread increased 48% to $187.2 million in the fourth quarter of 2010 over the same period in 2009.

	Three months ended December 31,				Twelve months ended December 31,
			% increase/					% increase/
	2010	2009	(decrease)		2010		2009	(decrease)

Basic lease rents	$245.2	$156.6	57%		$878.4		$581.9	51%

Interest on debt	$38.2	$23.8	61%		$240.3	(a)	$92.2	161%
Plus: mark-to-market of interest rate caps	19.8	6.4	209%		(27.7)		23.7	(217)%
Interest on debt excluding the impact of mark-to-market of interest rate caps	$58.0	$30.2	92%		$212.6		$115.9	83%

Net Spread	$187.2	$126.4	48	%(b)	$665.8		$466.0	43	%(b)

(a)          Interest on debt for the year ended December 31, 2010, includes $26.4 million of amortization of debt issuance cost.

(b)         The increase in net spread is lower than the increase in basic lease rents as a result of the delivery of new forward order aircraft and the Genesis Transaction. For new aircraft, the net spread is lower at the start of the lease because of higher interest expenses resulting from a higher loan to value. For the aircraft acquired through the Genesis Transaction, the net spread is lower as a result of high fixed rate swaps.

Effective tax rate

AerCap’s blended effective tax rate during the twelve month period ended December 31, 2010 was 8.6% (charge), consisting of 8.9% (charge) for AerCap’s aircraft business and 34.2% (credit) for AerCap’s engine and parts business. The blended effective tax rate in 2009 was 1.9% (charge). The blended effective tax rate in any year is impacted by the source and the amount of earnings among AerCap’s different tax jurisdictions. The increase in the 2010 blended tax rate as compared to 2009 is the result of having a larger earnings increase in higher tax rate jurisdictions.

Financial position

	December 31, 2010	December 31, 2009	% Increase over December 31, 2009
Total cash (incl. restricted)	$626.9	$323.4	94%
Flight equipment held for lease	8,061.3	5,230.4	54%
Total assets	9,600.6	6,769.5	42%
Debt	6,566.2	4,846.7	35%
Total liabilities	7,383.2	5,356.2	38%
Total equity	2,217.4	1,413.3	57%

As of December 31, 2010, AerCap’s portfolio consisted of 350 aircraft and 96 engines that were either owned, on order, under contract or letter of intent, or managed.

Notes Regarding Financial Information Presented In This Press Release

The financial information presented in this press release is not audited.

The following is a definition of non-GAAP measures used in this press release and a reconciliation of such measure to the most closely related GAAP measure:

Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation. This measure is determined by adding non-cash charges related to the mark-to-market losses on our interest rate caps and share based compensation during the applicable period, net of related tax benefits, to GAAP net income. In addition to GAAP net income, we believe this measure may provide investors with supplemental information regarding our operational performance and may further assist investors in their understanding of our operational performance in relation to past and future reporting periods. We use interest rate caps to allow us to benefit from decreasing interest rates and protect against the negative impact of rising interest rates on our floating rate debt. Management determines the appropriate level of caps in any period with reference to the mix of floating and fixed cash inflows from our lease and other contracts. We do not apply hedge accounting to our interest rate caps. As a result, we recognize the change in fair value of the interest rate caps in our income statement during each period. Following is a reconciliation of net income excluding the impact of mark-to-market of interest rate caps and share-based compensation to net income for the three month and twelve month periods ended December 31, 2010 and 2009:

	Three months ended December 31,			Twelve months ended December 31,
			% increase/			% increase/
	2010	2009	(decrease)	2010	2009	(decrease)

Net income	$72.4	$43.2	68%	$207.6	$165.2	26%
Plus: mark-to-market of interest rate caps, net of tax	(17.5)	(3.7)	373%	13.5	(18.2)	(174)%
share-based compensation, net of tax	1.4	0.8	75%	2.8	3.2	(13)%
Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation	$56.3	$40.3	40%	$223.9	$150.2	49%

Earnings per share excluding the impact of mark-to-market of interest rate caps and share-based compensation are determined by dividing the amount of net income excluding such impact by the average number of shares outstanding for that period. The average number of shares is based on a daily average.

Net spread (refer to third table under Revenue breakdown section of this press release). This measure is the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps and non-recurring charges. We believe this measure may further assist investors in their understanding of the changes and trends related to the earnings of our leasing activities. This measure reflects the impact from changes in the number of aircraft leased, lease rates, utilization rates, as well as the impact from the use of interest rate caps instead of swaps to hedge our interest rate risk. The reconciliation of net spread to basic rents for the three month and twelve month periods ended December 31, 2010 and 2009 is included above.

Conference Call

In connection with the earnings release, management will host an earnings conference call today, Thursday, February 24, 2010 at 9:30 am Eastern Time / 3:30 pm Central European Time. The call can be accessed live by dialing (U.S./Canada) 1-866-239-0753 or (International) +31-20-713-2998 and referencing code 7638745 at least 5 minutes before start time, or by visiting AerCap’s website at http://www.aercap.com under “Investor Relations”.

The webcast replay will be archived in the “Investor Relations” section of the company’s website for one year.

In addition, a New York Group Lunch Presentation for investors and analysts will be hosted by AerCap’s management today, Thursday, February 24, 2011, at 12:30 pm Eastern Time at The New York Palace (the Henry Room), 455 Madison Avenue, New York. Doors will open at 12:00 pm.

To participate in either event, please register at: http://client.sharedvalue.net/AerCap/Q410

For further information, contact Peter Wortel: +31 20 655 9658 (pwortel@aercap.com)
or Mark Walter (Shared Value): +44 (0)20 7321 5039 (aercap@sharedvalue.net).

About AerCap Holdings N.V.

AerCap is the world’s leading independent aircraft leasing company. AerCap also provides engine leasing, aircraft management services, aircraft maintenance, repair and overhaul services and aircraft disassemblies. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, Singapore, China, the United Arab Emirates, and the United Kingdom.

Forward Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. We do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information regarding AerCap and to be added to our email distribution list, please visit http://www.aercap.com.

Financial Statements Follow

AerCap Holdings N.V.

Consolidated Balance Sheets - Unaudited

(In thousands of U.S. Dollars)

	December 31, 2010		December 31, 2009

Assets
Cash and cash equivalents	$404,450		$182,617
Restricted cash	222,464		140,746
Trade receivables, net of provisions	49,055		48,070
Flight equipment held for operating leases, net	8,061,260		5,230,437
Net investment in direct finance leases	30,069		34,532
Notes receivables, net of provisions	15,497		138,488
Prepayments on flight equipment	199,417		527,666
Investments	72,985		21,031
Goodwill	6,776		6,776
Intangibles, net	58,637		31,399
Inventory	121,085		102,538
Derivative assets	55,211		44,866
Deferred income taxes	94,560		80,098
Other assets	209,141		180,237
Total Assets	$9,600,607		$6,769,501

Liabilities and Equity

Accounts payable	$16,045		$11,832
Accrued expenses and other liabilities	121,389		80,399
Accrued maintenance liability	420,824		228,006
Lessee deposit liability	130,031		126,093
Debt	6,566,163	*	4,846,664
Accrual for onerous contracts	12,928		22,363
Deferred revenue	60,061		33,011
Derivative liabilities	55,769		7,801
Total liabilities	7,383,210		5,356,169

Share capital	1,570		699
Additional paid-in capital	1,333,025		593,133
Accumulated other comprehensive income	5,005		—
Retained earnings	871,750		664,177
Total AerCap Holdings N.V. shareholders’ equity	2,211,350		1,258,009
Non-controlling interest	6,047		155,323
Total Equity	2,217,397		1,413,332

Total Liabilities and Equity	$9,600,607		$6,769,501

* Includes $87.6 million of subordinated debt received from our joint venture partners

Supplemental information	December 31, 2010	December 31, 2009
Debt/equity ratio	3.0	3.4
Debt/equity ratio (adjusted for subordinated debt)	2.8	3.2

AerCap Holdings N.V.

Consolidated Income Statements - Unaudited

(In thousands of U.S. Dollars, except share and per share data)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2010	2009	2010	2009

Revenues
Lease revenue	$270,798	$165,672	$960,811	$650,604
Sales revenue	121,255	115,878	850,034	324,781
Interest revenue	652	2,449	4,269	10,105
Management fee revenue	3,746	2,780	11,815	12,074
Other revenue	1,213	781	7,532	5,703
Total Revenues	397,664	287,560	1,834,461	1,003,267

Expenses
Depreciation	93,833	60,843	333,753	220,996
Asset impairment	8,955	11,242	14,437	32,574
Cost of goods sold	113,447	69,604	785,322	248,897
Interest on debt	38,183	23,833	240,258	92,152
Operating lease in costs	3,061	3,235	12,332	13,090
Leasing expenses	24,364	13,279	68,102	65,164
Provision for doubtful notes and accounts receivable	137	555	1,167	963
Selling, general and administrative expenses	33,740	33,405	120,228	116,201
Other expenses	—	1,065	—	2,965
Total Expenses	315,720	217,061	1,575,599	793,002

Income from continuing operations before income taxes	81,944	70,499	258,862	210,265

Provision for income taxes	(6,424)	(423)	(22,316)	(3,894)
Amalgamation gain, net of transaction expenses and tax	—	—	274	—

Net income	75,520	70,076	236,820	206,371

Net income attributable to non-controlling interest	(3,079)	(26,912)	(29,247)	(41,205)

Net Income attributable to AerCap Holdings N.V.	$72,441	$43,164	$207,573	$165,166

Basic and diluted earnings per share	$0.53	$0.51	1.81	$1.94

Weighted average shares outstanding - basic and diluted	136,000,708	85,036,957	114,952,639	85,036,957

AerCap Holdings N.V.

Consolidated Statements of Cash Flows

(In thousands of U.S. Dollars)

	Three months ended	Three months ended	Twelve months ended	Twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009

Net income	75,520	70,076	236,820	206,371
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	93,835	60,843	333,754	220,996
Asset impairment	8,955	11,242	14,437	32,574
Amortisation of debt issuance cost	6,733	4,575	26,410	16,364
Amortisation of intangibles	5,978	3,202	22,070	15,701
Provision for doubtful notes and accounts receivable	392	424	1,312	1,364
Capitalised interest on pre-delivery payments	(122)	(172)	(590)	(1,106)
Gain on disposal of assets	(1,153)	(37,046)	(37,203)	(36,007)
Change in fair value of derivative instruments	(35,136)	(3,287)	769	(18,929)
Deferred taxes	5,465	365	19,757	2,228
Share-based compensation	1,746	1,000	3,402	3,910
Changes in assets and liabilities	—		—
Trade receivables and notes receivable, net	2,937	(836)	(371)	(6,686)
Inventories	(8,578)	2,092	3,183	35,238
Other assets and derivative assets	(2,804)	7,285	(8,320)	(7,236)
Other liabilities	12,680	(7,251)	(14,170)	(63,968)
Deferred revenue	(6,872)	(171)	14,182	(1,613)
Net cash provided by operating activities	159,576	112,341	615,442	399,201

Purchase of flight equipment	(150,912)	(416,415)	(1,939,874)	(1,264,446)
Proceeds from sale/disposal of assets	70,593	73,238	664,218	153,481
Prepayments on flight equipment	(29,335)	(50,251)	(140,094)	(453,305)
Purchase of subsidiaries, net of cash acquired	—	—	70,618	—
Purchase of investments	—	—	(7,500)	—
Purchase of intangibles	—	—	(9,006)	—
Movement in restricted cash	11,490	(19,679)	(50,262)	(27,349)
Net cash used in investing activities	(98,164)	(413,107)	(1,411,900)	(1,591,619)

Issuance of debt	212,201	588,397	2,324,609	2,431,839
Repayment of debt	(272,245)	(332,878)	(1,485,690)	(1,414,456)
Debt issuance costs paid	(12,796)	(12,398)	(60,889)	(32,723)
Maintenance payments received	42,845	25,235	149,408	99,664
Maintenance payments returned	(13,683)	(8,529)	(42,250)	(46,897)
Security deposits received	4,643	15,806	29,535	42,169
Security deposits returned	(14,395)	(2,215)	(39,710)	(12,840)
Issuance of equity interests*	110,243	—	110,243	—
Capital contributions from non-controlling interests	—	7,500	32,375	111,700
Net cash provided by financing activities	56,813	280,918	1,017,631	1,178,456

Net increase (decrease) in cash and cash equivalents	118,225	(19,848)	221,173	(13,962)
Effect of exchange rate changes	462	(912)	660	3,016
Cash and cash equivalents at beginning of period	285,763	203,377	182,617	193,563
Cash and cash equivalents at end of period	404,450	182,617	404,450	182,617

*The issuance of equity interest is a net presentation of the following items:

	Three months ended	Three months ended	Twelve months ended	Twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009
Consideration paid (29.8 million shares issued at a share price of $13.85)	413,376	—	413,376	—
Purchase of non-controlling interests	(262,092)	—	(262,092)	—
Purchase of investments	(41,041)	—	(41,041)	—
Issuance of equity interests (net cash received)	110,243	—	110,243	—